COORDINATION AGREEMENT

一致行动协议

This COORDINATION AGREEMENT (the "**Agreement**"), dated as of May [29], 2023 ("**Effective Date**"), is entered into by and between Shanghai Science and Technology Venture Capital (Group) Co., Ltd. ("**SHSTVC**"), a limited liability company established under the laws of the PRC, whose registered address is at Unit B, Room 1201, No. 289 Chunxiao Road, China (Shanghai) Pilot Free Trade Zone, with the Unified Social Credit No. 913100003123156507, and Shanghai Pudong Science and Technology Investment Group Co., Ltd. ("**PDSTVC**"), a limited liability company established under the laws of the PRC, whose registered address is at Room 108, No. 6, Lane 60, Naxian Road, China (Shanghai) Pilot Free Trade Zone, with the Unified Social Credit No. 91310115MA1K3CXQ9A. SHSTVC and PDSTVC are referred to collectively as the "**Parties**" and each as a "**Party**."

本一致行动协议（以下称"**本协议**"）于 2023 年 5 月 29 日（"**生效日**"）由上海科技创业投资（集团）有限公司（以下简称"**SHSTVC 公司**"），一家根据中国法律成立的有限责任公司，注册地址为中国（上海）自由贸易试验区春晓路 289 号 1201 室 B 单元，统一社会信用号码为 913100003123156507，和上海浦东科创集团有限公司（以下简称"**PDSTVC 公司**"），一家根据中国法律成立的有限责任公司，注册地址为中国(上海)自由贸易试验区纳贤路 60 弄 6 号 108 室，统一社会信用号为 91310115MA1K3CXQ9A，共同签署。SHSTVC 公司和 PDSTVC 公司单独称为"**一方**"，统称为"**双方**"。

WITNESSETH:

鉴于：

WHEREAS, each Party owns the number of shares (with respect to each Party, its "**Shares**") of the Class A common stock, par value $0.0001 per share ("**Common Stock**"), of ACM Research, Inc., a Delaware corporation (the "**Company**") set forth opposite its name on Schedule 1;

鉴于，每一方均拥有一家美国特拉华州公司 ACM Research, Inc.（以下简称为"**ACM 公司**"）的股份（就每一方而言，以下称为"**股份**"），股份为 A 类普通股，每股票面价值 0.0001 美元（以下称为"**普通股**"）。各方所持有的股份数量如附表 1 中与其公司名称相对应的数量所示；

WHEREAS, the Parties desire to enter into this Agreement to provide for the coordination as to the voting and disposition of their Shares.

鉴于，双方希望签订本协议，以便就其股份的投票和处置等事宜进行协作。

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the Parties hereby agree as follows:

因此，双方基于对以下约定之合意，兹此达成如下协议：

1. **Sale of Shares**

   股份出售.

   a. For so long as this Agreement remains in effect, neither Party shall Transfer (as defined below) any Shares except (i) in accordance with Section 1(b) and, (ii) in the case of Shares held by PDSTVC, with the prior written consent of SHSTVC. For purposes hereof, "**Transfer**" shall mean any pledge, sale, transfer, or other disposition of the Shares or any interest therein, and shall include the entry into any option, contract, swap transaction, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether or not the foregoing is settled by delivery of the Shares.

   在本协议有效期内，任何一方均不得转让（定义如下）任何股份，除非(i)该转让是根据本协议第 1 条(b)的规定进行的，并且(ii)如果是 PDSTVC 公司所持有的股份的转让，已获得 SHSTVC 公司的事先书面同意。就本协议而言，"**转让**"系指对股份或其相关权益的质押、出售、转让或其他处置，并包括以签署任何期权、合同、掉期交易、卖空、对冲或其他协议的方式约定全部或部分转让股份所有权的任何经济后果，无论上述行为是否以股份的实际交付进行结算。

   b. Unless the requirements of this Section 1(b) are waived by SHSTVC, in the event that either Party proposes to Transfer any Shares (such Party, the "**Transferring Party**"), the Transferring Party shall notify the other Party (the "**Other Party**") thereof at least 5 days prior to consummating such Transfer (a "**Transfer Notice**"). Each Transfer Notice shall specify the number of Shares that the Transferring Party proposes to Transfer, the aggregate number of Shares then held by the Transferring Party and the date or dates on which the Transferring Party proposes to effectuate such Transfer. Provided that any consent required by Section 1(a) shall have been obtained in respect of the proposed Transfer contemplated by each Transfer Notice, unless otherwise agreed by SHSTVC, PDSTVC shall not effectuate the Transfer(s) described therein. The Parties shall reasonably cooperate with each other in connection with any such Transfers.

   除非 SHSTVC 公司放弃本协议第 1 条(b)的要求，如果任何一方提议转让任何股份（该方称为"**转让方**"），转让方应在完成转让前提前至少 5 天通知（以下称为"**转让通知**"）另一方（该方称为"**另一方**"）。每份转让通知应明确转让方拟转让的股份数量、转让方当时持有的股份总数以及转让方拟实施该等转让的日期。除非 SHSTVC 另行表示同意，否则在 PDSTVC 就转让通知中拟进行的转让已获得第 1（a）条要求的全部同意

前，PDSTVC 不得实施其中所述的转让。双方应就此类转让事宜进行合理的合作。

c. The provisions of Sections 1(a) and 1(b) shall not apply to any Transfer of Shares by any Party to any Permitted Transferee of such Party; provided, that contemporaneously with such Transfer, such Permitted Transferee agrees to be bound by this Agreement pursuant to a written instrument reasonably satisfactory to the Parties. **"Permitted Transferee"** means, with respect to each Party, any corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of such Party, and shall be deemed to include any investment fund or managed account that is managed or advised on a discretionary basis by the same investment advisor or investment manager as such Party. Further, the provisions of this Section 1 may be waived by SHSTVC in its sole and absolute discretion.

第 1(a)和第 1(b)条的规定不适用于任一方向该方的许可受让人转让股份的情况；但在转让同时，该许可受让人应签署一份合理情况下令双方满意的书面文件以约定该许可受让人同意受本协议的约束。**"许可受让人"** 系指任何公司、合伙企业或其他业务实体，此类实体属于一方的附属企业（定义参照 1934 年证券交易法第 12b-2 条）。许可受让人应视为包括由该方同一投资顾问或投资管理人酌情管理或建议的任何投资基金或管理账户。此外，SHSTVC 公司可完全依其自由裁量决定放弃本协议第 1 条的规定。

2. **Voting**

    投票

    Each Party hereby agrees to vote, or cause to be voted, in person or by proxy, at each annual or special meeting of stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, in each case relating to any proposed action with respect to which the Shares entitle such Party to vote, in such manner as shall be agreed mutually between the Parties, provided, that the Parties fail to mutually agree to vote in a particular manner in respect of any such matter, each Party shall vote (or consent in writing or withhold such consent, as applicable, with respect to) all of its Shares as shall be determined by SHSTVC.

    每一方兹此同意，针对特定拟议活动，就每一方对此拟议活动有权投票的股份而言，每一方应亲自或委托代理人在 ACM 公司股东年度会议或特别会议（无论如何召集）或通过任何 ACM 公司股东书面同意书，就任何该方所持有的股份赋予其投票权的拟议活动根据双方共同同意的方式进行投票，或促使其股份以前述方式进行投票。如果双方未就该拟议活动的特定投票方式达

成合意，每一方应以 SHSTVC 公司决定的方式以其持有的所有股份进行投票（或通过书面同意或拒绝书面同意该拟议活动，如适用）。

3. **Regulatory Matters**

    监管事项

    Each Party hereby acknowledges that, by entering into this Agreement, the Parties may be deemed to have formed a "group" (as such term is defined in Section 13(d)(3) of the Exchange Act and Rule 13d-5 promulgated under the Exchange Act), and each Party agrees that, to the extent required, such Party, at its sole cost and expense, will make all necessary filings under Section 13(d) and Section 16 of the Exchange Act reflecting such group status; provided, for the avoidance of doubt, that each Party shall be solely responsible for its compliance with all applicable securities laws and each Party shall bear its own expenses in connection with such compliance.

    双方在此确认，签订本协议后，双方可被视为已形成"集团"（定义参照 1934 年证券交易法第 13(d)(3)条和第 13d-5 条）。每一方同意将根据要求，自费根据证券交易法第 13(d)和第 16 条提交所有必要文件，反映该集团地位；为免生疑义，每一方应全权负责遵守所有适用的证券法，双方应自行承担与合规有关的费用。

4. **Representations and Warranties**

    陈述和保证

    Each Party represents and warrants to the other Party as of the date hereof as follows: (a) such party has been duly organized and is validly existing under the laws of its jurisdiction of formation, (b) the execution, delivery and performance of this Agreement (i) have been duly authorized by such initial Party, (ii) do not require such initial Party to obtain any consent or approval that has not been obtained and (iii) do not and will not contravene or result in a default under any provision of any law or regulation applicable to such initial Party, its organizational documents or any agreement or instrument to which such Party is a party or by which such Party is bound; (c) such initial Party has the power and authority to enter into this Agreement and to carry out its obligations hereunder; and (d) this Agreement is valid, binding and enforceable against such initial Party in accordance with its terms

    每一方于本协议日期对另一方作出如下陈述与保证：(a) 每一方为在其司法管辖领域依法成立且有效存续的实体；(b)本协议的签署、交付和合同履行均(i)已获得该方的正式授权，(ii)不需要获得任何该方尚未获得的同意或批准，并且(iii)现在不会且未来也不会使该方违反或导致该方违反任何适用的法律或法规的规定，或违反其公司组织文件的规定，或违反该方任何受约束

的协议或文书等；(c)该方有权签订本协议并履行本协议项下的义务；以及(d)本协议是有效的，具有约束力的，且其项下的条款可对该方强制执行

5. **Governing Law and Resolution of disputes**

适用法律及争议的解决

a. The formation, execution, validity and performance of this Agreement shall be governed by the laws of China.

本协议的订立、签署、效力和履行均受中国法律的管辖。

b. For any dispute arising from or in connection with the Agreement or in relation to the execution, performance, release, termination or ineffectiveness of the Agreement, if cannot be resolved through amicable negotiation between the Parties, either Party shall have the right to bring the dispute to arbitration at [Shanghai International Arbitration Center].

任何因本协议产生或与本协议有关的争议，或与本协议的签署、履行、解除、终止或效力有关的争议，如经双方友好协商未能解决，任何一方均有权将争议提交上海国际仲裁中心仲裁。

c. When the dispute is not yet resolved, except for the matters related to the dispute, the Parties shall continue to exercise and perform other respective rights and obligations under the Agreement.

当争议尚未解决时，除与争议有关的事项外，双方应继续行使和履行本协议项下的其他权利和义务。

6. **Liability for the breach of the Agreement**

违反本协议的责任

a. In the event that any Party violates the terms under the Agreement, that Party shall be liable for compensation for the economic loss suffered by the other Party as a result of the breach.

如果任何一方违反本协议条款的，该方应当向另一方赔偿另一方因此而遭受的经济损失。

7. **Supplementary provisions**

其他条款

a. The Agreement constitutes the entire agreement among the Parties regarding the subject matter of the Agreement, and supersedes all prior consultations, negotiations, and agreements between the Parties regarding the subject matter of the Agreement.

本协议构成双方之间就本协议事项达成的完整协议，并取代双方就相关事项先前进行的所有磋商、谈判和合意。

b. The Agreement shall become effective from the Effective Date.

本协议自生效日起生效。

c. The Agreement is executed in two (2) counterparts and each Party holds one original.

本协议一式两（2）份，每一方各执一份正本。

d. If there is any outstanding issue, the Parties to the Agreement may enter into a supplemental agreement in writing.

如有任何未解决的事项，本协议双方可以以书面形式订立补充协议。

e. The Parties acknowledge that SHSTVC has retained Katten Muchin Rosenman LLP in connection with the negotiation and execution of this Agreement, and expects to retain Katten Muchin Rosenman LLP in connection with its obligations under this Agreement and certain related regulatory matters. Katten Muchin Rosenman LLP does not represent any other Party in connection with this Agreement, and each Party other than SHSTVC has been advised to (and will, if it wishes counsel on the transactions contemplated hereby), retain its own independent counsel. Following the date hereof, Katten Muchin Rosenman LLP may (but is not require to) represent both of the Parties in connection with their compliance with Sections 13 and 16 of the Exchange Act, to the extent applicable, and, notwithstanding any such representation, may represent the SHSTVC in connection with any and all matters contemplated hereby (including any dispute between the Parties), and each Party other than SHSTVC waives any conflict of interest in connection with such representation by Katten Muchin Rosenman LLP

双方确认，SHSTVC 公司在本协议的谈判和执行过程中聘请了 Katten Muchin Rosenman LLP 律师事务所，并希望就履行本协议及满足相关监管要求聘请 Katten Muchin Rosenman LLP 律师事务所。Katten Muchin Rosenman LLP 律师事务所不代表与本协议有关的其他每一方，除 SHSTVC 公司以外的其他每一方已被建议聘请自己的独立律师顾问（如果该方希望就本协议项下之交易事项聘请律师顾问的）。在本协议日期之后，Katten Muchin Rosenman LLP 律师事务所可以（但非必须）为遵守《证券交易法》第 13 和 16 条的目的在必要的情况下代表双方。并且，Katten Muchin Rosenman LLP 律师事务所可代表 SHSTVC 公司处理

本协议涉及的所有事宜（包括双方之间的任何争议等），除 SHSTVC 公司外的其他每一方均放弃主张 Katten Muchin Rosenman LLP 律师事务所存在相关的任何利益冲突的权利。

[Signature page follows]

【*以下为签字页*】

兹证明，双方已于文首所写明的日期签署本协议。

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

上海科技创业投资（集团）有限公司（盖章）
Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (Affix Offcial Seal)

签署/By: _____

姓名/Name:

职务/Title:

上海浦东科创集团有限公司（盖章）
Shanghai Pudong Science and Technology Investment Group Co., Ltd. (Affix Offcial Seal)

签署/By: _____

姓名/Name:

职务/Title:

[Signature page to Coordination Agreement]

【一致行动协议的签字页】

Schedule 1

附表 1

Name of Company 公司名称	Number of Share 持股数量
Shanghai Science and Technology Venture Capital (Group) Co., Ltd. 上海科技创业投资（集团）有限公司	3,438,510
Shanghai Pudong Science and Technology Investment Group Co., Ltd. 上海浦东科创集团有限公司	3,358,728